Exhibit 99.1

News Release

BROOKFIELD COMPLETES CDN$200 MILLION PREFERRED SHARE ISSUE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, November 27, 2012 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today the completion of its previously announced 4.85% perpetual Class A Preference Shares, Series 36 (“Preferred Shares”) issue in the amount of CDN$200,000,000. Brookfield issued 8,000,000 Preferred Shares at a price of CDN$25.00 per share, for total gross proceeds of CDN$200,000,000. The Preferred Shares will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BAM.PF.C.

Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:
Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

1 } Brookfield Asset Management Inc.